UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72217 / May 22, 2014

Admin. Proc. File No. 3-15805

In the Matter of

IVI COMMUNICATIONS, INC.,
OMNICITY CORP.,
PRECISION PETROLEUM CORPORATION,
PSB GROUP, INC.,
SUSTAINABLE POWER CORP., and
WHITEHALL JEWELERS HOLDINGS, INC. (n/k/a
    WJ HOLDINGS LIQUIDATING COMPANY)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by IVI Communications, Inc., Omnicity Corp., Precision Petroleum Corporation, PSB Group, Inc., Sustainable Power Corp., or Whitehall Jewelers Holdings, Inc. (n/k/a WJ Holdings Liquidating Company), and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to IVI Communications, Inc., Omnicity Corp., Precision Petroleum Corporation, PSB Group, Inc., Sustainable Power Corp., and Whitehall Jewelers Holdings, Inc. (n/k/a WJ Holdings Liquidating Company). The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j)

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[1]   17 C.F.R. § 201.360(d).

[2]   *IVI Commc'ns, Inc., Omnicity Corp., Precision Petroleum Corp., PSB Group, Inc., Sustainable Power Corp., and Whitehall Jewelers Holdings, Inc. (n/k/a WJ Holdings Liquidating Co.*), Initial Decision Rel. No. 585 (Apr. 8, 2014), 108 SEC Docket 13, 2014 WL 1365984. The stock symbols and Central Index Key numbers are: IVII and 1140878 for IVI Communications, Inc.; OMCY and 1411586 for Omnicity Corp.; PPTO and 1430057 for Precision Petroleum Corporation; PSBG and 1235091 for PSB Group, Inc.; SSTP and 1455674 for Sustainable Power Corp.; and WHJH and 1368147 for Whitehall Jewelers Holdings, Inc. (n/k/a WJ Holdings Liquidating Company).

of the Securities Exchange Act of 1934, the registration of the registered securities of IVI Communications, Inc., Omnicity Corp., Precision Petroleum Corporation, PSB Group, Inc., Sustainable Power Corp., and Whitehall Jewelers Holdings, Inc. (n/k/a WJ Holdings Liquidating Company), is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

INITIAL DECISION RELEASE NO. 585
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15805

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
IVI COMMUNICATIONS, INC.,	:	INITIAL DECISION MAKING
OMNICITY CORP.,	:	FINDINGS AND REVOKING
PRECISION PETROLEUM CORPORATION	:	REGISTRATIONS BY DEFAULT
PSB GROUP, INC.,	:	April 8, 2014
SUSTAINABLE POWER CORP., and	:	
WHITEHALL JEWELERS HOLDINGS, INC., (n/k/a	:	
WJ HOLDINGS LIQUIDATING COMPANY)	:	

SUMMARY

This Initial Decision revokes the registrations of the registered securities of IVI Communications, Inc. (IVII), Omnicity Corp. (OMCY), Precision Petroleum Corporation (PPTO), PSB Group, Inc. (PSBG), Sustainable Power Corp. (SSTP), Whitehall Jewelers Holdings, Inc. (n/k/a WJ Holdings Liquidating Company) (WHJH) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on March 20, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by March 24, 2014.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned

[1] The short form of each issuer's name is also its stock symbol.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

finds that the allegations in the OIP are true as to them. See OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

IVII (CIK No. 1140878)[3] is a revoked Nevada corporation located in Milwaukee, Wisconsin, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IVII is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported net income applicable to common shareholders of $168,569 for the prior nine months. As of March 13, 2014, the common stock of IVII was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

OMCY (CIK No. 1411586) is a revoked Nevada corporation located in Rushville, Indiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OMCY is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2011, which reported a net loss of $878,337 for the prior six months. As of March 13, 2014, the common stock of OMCY was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PPTO (CIK No. 1430057) is a Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PPTO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $241,547 for the prior nine months. As of March 13, 2014, the common stock of PPTO was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PSBG (CIK No. 1235091) is a dissolved Michigan corporation located in Madison Heights, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PSBG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $9,197,000 for the prior nine months. As of March 13, 2014, the common stock of PSBG was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SSTP (CIK No. 1455674) is a revoked Nevada corporation located in Baytown, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SSTP is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it registered its securities on a Form 10-12G, filed on February 12, 2009, which reported a net loss of $5,565,434 for the nine months ended September 30, 2008. As of March 13, 2014, the common

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

stock of SSTP was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WHJH (CIK No. 1368147) is a dissolved Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WHJH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended February 2, 2008, which reported a net loss of $74,117,000 for the prior year. On June 23, 2008, WHJH filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was dismissed on August 16, 2010. As of March 13, 2014, the common stock of WHJH was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of IVI Communications, Inc., is REVOKED;

the REGISTRATION of the registered securities of Omnicity Corp. is REVOKED;

the REGISTRATION of the registered securities of Precision Petroleum Corporation is REVOKED;

the REGISTRATION of the registered securities of PSB Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Sustainable Power Corp. is REVOKED; and

the REGISTRATION of the registered securities of Whitehall Jewelers Holdings, Inc. (n/k/a WJ Holdings Liquidating Company), is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

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Carol Fox Foelak
Administrative Law Judge

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[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC Lexis 3459, at *5-6 (Oct. 17, 2013).